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SEC FILE NUMBER
8-26807

SEC Mail Processing Section MAR 0 9 2018 Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paulson Investment Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2141 W North Avenue, 2nd Floor
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm A. Winks — 312-940-8327 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Malcolm Winks, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2017, and supplemental schedule as of December 31, 2017, pertaining to Paulson Investment Company, LLC are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA KLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 22, 2019

Notary Public

Signature 3-29-18
Date

CFO
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income (Loss)
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	(g)	Notes to Financial Statements
(x)	(h)	Computation of Net Capital
(x)	(i)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(j)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(k)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(l)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(m)	An Oath or Affirmation
(x)	(n)	A Copy of the SIPC Supplemental Report
( )	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Paulson Investment Company. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Chicago, Illinois
March 28, 2018

Paulson Investment Company, LLC
Annual Financial Statements
Year Ended December 31, 2017

Contents

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	1,482,650
Receivable from clearing broker		247,864
Notes and other receivables, net		759,950
Equity securities, at fair value		689,309
Warrant securities, at fair value		236,999
Fixed income securities, at fair value		37,600
Fixed assets, net of accumulated depreciation and amortization of $166,793		13,973
Trading software		75,000
Prepaid expenses and other assets		186,177
Total Assets	$	3,729,522
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	300,758
Compensation, employee benefits & payroll taxes payable		549,004
Other liabilities		87,802
Total Liabilities		937,564
Member's Equity		2,791,958
Total Liabilities and Member's Equity	$	3,729,522

See accompanying notes to the Statement of Financial Statements

Paulson Investment Company, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenue	
Commissions	$ 7,070,564
Net loss from trading and marketable securities	(68,423)
Revenue from Underwriting, including warrants received	5,502,770
Other	363,222
	12,868,133
Expenses	
Commission expense, including warrants distributed	8,778,702
Salaries and benefits	2,245,171
Rent	415,286
Insurance	264,534
Legal services	294,764
Underwriting	159,295
Regulatory	188,555
Travel & entertainment	160,819
Information systems	70,902
Professional fees	258,249
Clearing charges	286,766
Communications	78,387
Office expense	75,963
Interest	(3,331)
Depreciation & amortization	23,417
Taxes	11,556
Settlements	64,000
Bad Debt Expense	108,166
Other	87,334
	13,568,535
Net Loss	$ (700,402)

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

		Member's Equity
Member's Equity, December 31, 2016	$	3,184,557
Capital contributions	$	1,932,057
Capital distributions		(1,624,254)
Net Loss		(700,402)
Member's Equity, December 31, 2017	$	2,791,958

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net income	$	(700,402)
Changes in net loss not requiring the use of cash:		
Depreciation and amortization		23,417
Loss on disposition of assets		1,500
Changes in operating assets and liabilities:		
Receivable from broker		(225,545)
Equity securities, at fair market		58,462
Warrant securities, at fair market		740,461
Notes and other receivables		4,905
Other assets		124,800
Accounts payable and accrued expenses		42,477
Compensation, employee benefits & payroll taxes		324,942
Other liabilities		(75,685)
Net cash from operating activities:		319,332
Cash Flows from Investing Activity:		
Purchase of trading software		(75,000)
Purchase of fixed assets		(1,304)
Net cash from investing activities:		(76,304)
Cash Flows from Financing Activity:		
Capital distribution		(1,624,254)
Capital infusion		1,932,057
Net cash from financing activities:		307,803
Net Increase in Cash		550,831
Cash and cash equivalents, Beginning of Year		931,819
Cash and cash equivalents, End of Year	$	1,482,650
Supplemental disclosure of cash-flow activity:		
Interest Expense	$	-
Income taxes	$	-
Supplemental disclosure of non-cash activity:		
Receipt of underwriter stock	$	2,749,886
Receipt of underwriter warrants	$	1,760,165
Distribution of underwriter stock payable to employees	$	2,042,677
Distribution of underwriter warrants payable to employees	$	1,403,682
Amortization of notes receivable	$	181,278

See accompanying notes to the financial statements

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing broker-dealer, RBC Correspondent Services (the Clearing Broker). The Company conducts business throughout the United States, and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related commission revenue are recorded on a settlement date basis. Underwriting revenues are recognized at the time the underwriting is completed. Revenue from the receipt of underwriter warrants is recognized when the underwriting is completed and the warrants are received based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant.

Cash Equivalents - Cash equivalents consist of highly liquid investments with maturities of three months or less.

Receivable from Clearing Broker – Payments, commissions, and other amounts receivable from RBC Correspondent Services.

Fixed Assets – Fixed assets are stated as cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight-line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain or loss from trading and marketable securities on the statement of operations.

Income Taxes – The Company is organized as an LLC and has elected to be taxed as a partnership. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their pro-rata share of the taxable income or loss of the Company.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined. With respect to the SEC's customer protection rule (Rule 15c3-3) the Company operates under paragraph (k)(2)(ii) and, accordingly, is exempt from the remaining provisions of the rule.

3. Securities Measured at Fair Value on a Recurring Basis

The Company records its equity and warrant securities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

The Company's Level 3 assets consist of Underwriter Warrants received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to seven year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies standard deviations of price matched to the remaining time duration of each warrant. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017:

	Level 1	Level 3	Total
Equity securities	$ -	$ 689,309	$ 689,309
Fixed Income Securities	37,600	-	37,600
Underwriter warrants	-	236,999	236,999

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Stocks	Underwriter Warrants	Underwriter Stocks Payable to Employees	Underwriter Warrants Payable to Employees
Balance, December 31, 2016	$ -	$ 1,666,769	$ -	$ -
Fair value of securities received included as a component of revenue from underwriting	2,749,886	1,760,165		
Fair value of securities received included as a component of commission expense			(2,042,677)	(1,403,682)
Net gain included as a component of net loss from trading and marketable securities	(17,900)	(161,999)		
Fair value of underwriter warrants distributed to employees	(2,042,677)	(1,403,682)	2,042,677	1,403,682
Fair value of warrants distributed to parent company		(1,624,254)		
Balance, December 31, 2017	$ 689,309	$ 236,999	$ -	$ -

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2017	Valuation Technique	Unobservable Input	Range Minimum	Range Maximum	Average
Underwriter warrants	236,999	Black-Scholes Option Pricing Model	Volatility of of underlying company	179.8%	186.4%	183.1%
Underwriter warrants payable to employees	-					

4. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2017, the forgivable notes receivable totaled $530,000. Such notes are with employees, are of one to five-year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain employment length and performance milestones. As per the Company's policy, such loans are amortized on a straight-line basis over the life of the respective loans as commission expense, and as of December 31, 2017, the unamortized portion was $209,923 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

The Company also has receivables, primarily from brokers for draws, advances and expenses in excess of commissions. As of December 31, 2017, the full value of these receivables is $289,027. In addition, the Company has receivables from customers and affiliates of $291,000. The total value of $580,026 is included in the Notes and Other Receivables on the statement of financial condition.

Receivables are reviewed on a quarterly basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, if any.

Allowance for Doubtful Accounts
The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

The following is a summary of the Company's allowance for doubtful accounts:

Allowance		
Allowance for doubtful accounts as of December 31, 2016	$	-
Bad debt expense		(30,000)
Recoveries of assets previously written-off		-
Allowance for doubtful accounts as of December 31, 2017	$	(30,000)

The notes and other receivables net balance of $759,950 includes this allowance for doubtful accounts.

5. Fixed Assets

As of December 31, 2017, the company had fixed assets totaling $180,767 comprised of furniture and equipment of $146,922 and leasehold improvements of $33,845. As per the Company's policy, furniture and equipment are depreciated on a straight-line basis over the useful life of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. As of December 31, 2017, the unamortized portion of all fixed assets was $13,973.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $958,827 of which $858,827 was in excess of its required net capital of $100,000. The Company's net capital ratio was 0.98 to 1.

7. Commitments and Contingencies

The Company leases office space under the terms of various non-cancelable operating leases through 2019. The leases are all subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The future annual lease payments for the years ending December 31 are as follows:

2018		202,834
2019		94,568
	$	297,402

Rent expense for the year ended December 31, 2017 amounted to $415,286.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2017, and through the date of this report there are two arbitration claims pending with former customers of the Company. The Company's management feels both cases have little merit and has no way of estimating any potential arbitration awards or settlements. Should any awards or settlements be paid out on either claim, the Company maintains insurance policies that cap its exposure at $250,000 per claim.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2017.

8. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

9. Concentrations of Credit Risk

During the year ended December 31, 2017, the Company earned 52.7% of its cash commission and underwriting fee revenues from two customers.

As of December 31, 2017, one employee's note receivable balance compromised 43.0% of the Company's total notes receivable balance.

During the course of the year ended December 31, 2017, the bank balances on occasion were in excess of the FDIC insurance limit.

10. Corporate Reorganization

On March 31, 2017 Paulson Investment Company, LLC underwent a corporate reorganization by which the firm converted from an Oregon LLC to a Delaware LLC, changed its name to Paulson Capital Holding Company, LLC, and then transferred the assets of the broker dealer to a new 100% owned Delaware LLC named Paulson Investment Company, LLC.

11. Going Concern

The Company's history of operating losses raises substantial doubt about its ability to continue as a going concern. Management feels this doubt will be mitigated by the following factors:

- Increased revenue and profitability trends in the 4th quarter of 2017 and continuing into 2018 as of the date of these financial statements
- The diversification of revenue sources by moving into several new lines of business
- The recent and future additions of new registered representatives and investment bankers
- The recent and future additions of new institutional and corporate clients
- The future opening of new branch offices
- Potential capital contributions from Paulson Capital Holding Company, LLC as the result of preferred equity financings

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. Reconciliation of Audited Net Capital to Unaudited FOCUS

There was a difference of $1,581 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding initial unaudited FOCUS part IIA filed with FINRA. An amendment to the FOCUS part IIA was filed with FINRA to account for this difference.

Net capital per unaudited schedule		$ 957,246
Adjustments		
Member's equity	(38,833)	
Non-allowable assets	40,414	
		1,581
Net capital per audited statements		$ 958,827.00

13. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Paulson Investment Company, LLC
Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Member's Equity	$ 2,791,958
Less: Non-allowable Assets	
Notes and other receivables	629,417
Non-marketable securities, at fair value	926,308
Fixed assets, net of accumulated depreciation and amortization	13,973
Prepaid expenses and other assets	261,177
	1,830,875
Tentative Net capital	961,083
Less: Haircuts	(2,256)
Net capital	958,827
Less: Required Net Capital	(100,000)
Excess Net capital	$ 858,827
Computation of Aggregate Indebtedness	
Total liabilities before subordinated debt	$ 937,564
Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	100,000
Percentage of Aggregated Indebtedness to Net Capital	97.78%
Ratio of Aggregated Indebtedness to Net Capital	0.98 to 1

There was a difference between the net capital computation shown here and the net capital shown on the Company's initial unaudited Form X-17A-5 Part II dated December 31, 2017 (See Note 12). An amendment was filed to account for this difference.

See Report of Independent Registered Public Accounting Firm

Paulson Investment Company, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. Accordingly, there are no items to report under the requirements of this Rule.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Paulson Investment Company, LLC. Identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paulson Investment Company, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Paulson Investment Company, LLC. stated that Paulson Investment Company, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Paulson Investment Company, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paulson Investment Company, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
March 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Paulson Investment Company LLC
Exemption Report
Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2017

Paulson Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. para. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. para 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. para 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. para. 240.15c3-3 (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. para 240.15c3-3(k)(2)(ii) during the year ended December 31, 2017.

March 28, 2018

Signed,

Malcolm Winks, Chief Financial Officer

See Report of Independent Registered Public Accounting Firm

INFORMATION REGARDING THE

SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors PAULSON INVESTMENT COMPANY, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by PAULSON INVESTMENT COMPANY, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating PAULSON INVESTMENT COMPANY, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PAULSON INVESTMENT COMPANY, LLC's management is responsible for PAULSON INVESTMENT COMPANY, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December31, 2017, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by PAULSON INVESTMENT COMPANY, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
March 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Paulson Investment Company, LLC
Schedule of SIPC Assessment and Payments (SIPC-7)
For the Year Ended December 31, 2017

Total Assessment for the year ended December 31,2017		19,071
Less: Payment made with SIPC-6 on 8/1/2017		(5,640)
Interest computed on late payment for 27 days at 20% per annum		199
Balance Due with SIPC-7	$	13,630